January 19, 2021

VIA EDGAR

Daniel Morris, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comment Letter to Bright Horizons Family Solutions Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 27, 2020

File No. 001-35780

Dear Mr. Morris:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated December 29, 2020 to Bright Horizons Family Solutions Inc. (the “Company”). For ease of reference, the Staff’s comments are printed below in italics and are followed by the Company’s response in regular typeface.

Form 10-K for Fiscal Year Ended December 31, 2019

MD&A

Results of Operations, page 30

1.	Comment:

Please revise to quantify factors to which changes are attributed. For example, you disclose revenue growth is primarily attributable to contributions from new and ramping child care and early education centers, expanded sales of your back-up care and educational advisory services, typical annual tuition increases of 3% to 4%, and acquisitions, but do not quantify these factors. Please consider providing such quantification of factors in tabular form with the remaining written narrative focused on analyzing the reasons for such changes. Please also tell us your consideration of discussing and analyzing results of operations for each of your reportable segments. Refer to Item 303(a) of Regulation S-K.

Response:

We acknowledge the Staff’s comment with respect to factors contributing to changes in our revenue and results of operations and will provide additional disclosure in our upcoming Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) to quantify the material components of revenue and to enhance the narrative analyzing changes in our revenue and results of operations and the material factors contributing to such changes. By way of illustration, please refer to the sample MD&A discussion of our results of operations for the year ended December 31, 2019 compared to the prior year as redlined to show the Company’s proposed changes (the “Sample MD&A”) attached as Exhibit 1.

With respect to our results of operations for each of our reportable segments, we respectfully advise the Staff that in our previous consideration of Item 303(a) of Regulation S-K, we determined that a discussion and analysis of our results of operations by financial statement line item enhances the reader’s understanding of our consolidated financial statements while providing insight as to the contributions from each reportable segment. We believe this presentation best reflects how we manage and analyze our business, and aligns with our consolidated financial statements and footnotes while providing the reader with an understanding of our business drivers and financial condition. We manage and measure performance for our segments at the income from operations level and discuss the drivers of operating performance by reportable segment under the caption Income from Operations in MD&A. In light of the Staff’s comment, in addition to our existing disclosure, we will add a table summarizing income from operations for each reportable segment to enhance the narrative description of material factors and performance drivers impacting the changes in our results of operations for each of our reportable segments. Please refer to the Sample MD&A attached as Exhibit 1.

2.	Comment:

We note that under your profit and loss models you retain the financial risk of operating child care centers and that under your cost-plus model you receive a fee from the employer sponsor for managing/operating their center and may also receive an operating subsidy to supplement tuition paid by parents. Based on this, it appears your revenue for the full service center-based child care segment consists of tuition from parents, management/operating fees from employer sponsors, and operating subsidies from employer sponsors. We note from your Form 10-Q for the fiscal quarter ended September 30, 2020 that you have experienced the impact of the COVID-19 pandemic on your business, which has substantially disrupted your global operations and resulted in a 46% decrease in full service center-based child care segment revenue.

The extent to which your revenue for this segment changed, or is at risk of fluctuation, due to changes in enrollment (i.e., tuition) is not clear. Please expand MD&A to present a separate table quantifying the amounts of each significant component of revenues for this segment and to discuss and analyze the reasons for material changes in each component. Refer to the requirements of Item 303(a)(3) of Regulation S-K.

Response:

We acknowledge the Staff’s comment with respect to revenue in our full service center-based child care segment and will expand the MD&A section of our 2020 Form 10-K to present tabular disclosure quantifying the material components of revenue and will include a narrative discussion analyzing the reasons for material changes for each component. By way of illustration, please refer to the Sample MD&A attached as Exhibit 1.

Notes to Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 52

3.	Comment:

Your disclosure here primarily explains the general accounting model for revenue recognition under ASC 606. Your disclosure in Note 2 - Revenue Recognition primarily explains the nature of your service offerings. Please consider combining these revenue policy disclosures and refocusing them to explain how you measure and recognize revenue for your various types of contracts with customers so that the disclosure is specific to you.

For example, in your disclosure on page 55 on full service center-based child care, you state revenue from fixed and variable fees for full service center-based child care is recognized over time as services are rendered. However, it is not clear from this disclosure to what fixed and variable fees you refer and what specifically you mean by over time (e.g., each month). Please also consider similar changes to your critical accounting estimates disclosure on page 38 and also include there the significant judgments and estimates involved in your accounting for contracts with customers, if any.

Response:

We acknowledge the Staff’s comment with respect to the disclosure of our revenue recognition policies in Note 1 - Organization and Significant Accounting Policies and Note 2 - Revenue Recognition and will revise the notes in the 2020 Form 10-K to combine the disclosure of the policies into Note 1, and further describe how we measure and recognize revenue for our various types of contracts with customers. Additionally, in response to the Staff’s comment, we will expand our disclosure in Note 1 to specify the significant judgments and estimates involving our accounting for contracts with customers. By way of illustration, please refer to the revenue recognition policies in the sample Note 1 - Organization and Significant Accounting Policies disclosure for the year ended December 31, 2019 (modified for Staff comments and expected updates for fiscal year 2020 activity) attached as Exhibit 2. We will also make similar proposed changes to our critical accounting policies disclosure within MD&A.

4.	Comment:

We note from your disclosure on page 28 that under both the sponsor and cost-plus business models, the sponsor or employer funds development of the facility, pre-opening/start-up capital equipment, and ongoing maintenance and repair costs. Please tell us the accounting consequence to you from these transactions, if any.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that we enter into contracts with employer clients to manage and operate their child care centers that include a management fee (which we refer to as cost-plus model), or to provide child care services to their employees on either an exclusive or priority basis (which we refer to as sponsor model).

In both the sponsor and cost-plus business models, the employer sponsor generally funds the development of the child care center (which is owned or leased by the sponsor), funds the pre-opening/start-up capital equipment, and retains responsibility for ongoing maintenance and repair costs. As a result, the capital assets associated with the facility are owned by the employer sponsor and are not included in our financial statements or results of operations. While we use the assets in conjunction with providing the specified services, the right to use the assets is typically linked to the revenue arrangement for the applicable term and is restricted for the use defined by the employer sponsor (we therefore do not account for the use of assets owned by the employer sponsor as a lease). We are responsible under our contracts with the employer sponsor to provide child care services to the applicable parents, and to staff, operate and maintain the child care center. Accordingly, we incur center operating expenses, including on-going maintenance and repair costs, as part of our operations. For cost-plus centers, to the extent that center operating costs exceed revenues from tuition paid by parents, employers pay us operating subsidies in addition to the management fee to cover the deficiency, which subsidies are included in revenue.

5.	Comment:

We note from your disclosure on page 28 that under the cost-plus business model, you receive a fee from the employer sponsor for managing and operating their center and may also receive an operating subsidy to supplement tuition paid by parents. We also note that these contracts have a typical term of three to five years. Please tell us how you account for the management/operating fee and the potential operating subsidy. In your response, please address whether the contractual rates for any of these amounts vary over time under the term of the contracts. Please also tell us what generally causes operating subsidies to be due to you, how such amounts are generally determined, and how you determine the amount and timing of recognition of such amounts.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that under the cost-plus business model, we enter into contracts with employer sponsors to manage and operate their child care centers. We are responsible for staffing and managing the child care center, and are therefore the principal in the arrangement. Accordingly, we manage and incur the center operating expenses and receive revenues from tuition paid by parents and from a management fee. In certain arrangements, a subsidy from the employer sponsor is received if center operating costs exceed parent tuition revenues.

The full-service child care offering provided to parents and the employer sponsor is a series of distinct services that are substantially the same and have the same pattern of transfer to the customer over time, which transfers daily. The tuition paid by parents and the management fee is recognized on a daily basis, but for convenience is recorded on a monthly basis (i.e., the same monthly amount within the contract year using the time-elapsed method). As discussed above, certain arrangements provide that the employer sponsor pay operating subsidies in lieu of, or to supplement, parent tuition. The employer subsidy, which consists of variable consideration, is typically calculated as the difference between parent tuition revenue and the operating costs for the center for each respective month and is recognized as revenue in the month the services are provided. The variable consideration relates specifically to our efforts to transfer each distinct daily service, and the allocation of the variable consideration earned to that distinct day in which those activities are performed is consistent with the overall allocation objective described in ASC 606-10-32-28.

The management fee included in these contracts is typically a monthly amount and generally includes an annual escalator that is intended to reflect expected future cost increases. Annual escalators are generally stated as a percentage or as a reference to a consumer price index. The contracts also generally include a termination right with a notice period. Accordingly, we would not be entitled to any escalated fees unless the termination right is not exercised (i.e., the contact is renewed). We allocate revenue for contracts with an accounting term in excess of one year to the applicable contract year based on the rates applicable for that annual period, which is commensurate with the expected increases to the cost of providing the service, our standard pricing practices, as well as the overall allocation objective of ASC 606-10-32-28.

General

6.	Comment:

We note that your certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for “any derivative action or proceeding brought on behalf of the Corporation.” Please tell us, and disclose in future filings, whether this provision applies to actions arising under the Exchange Act and/or the Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to federal securities law claims, please also disclose in future filings that that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that our forum selection provision provides that the Court of Chancery of the State of Delaware has exclusive jurisdiction over only certain matters to the “fullest extent permitted by applicable law.” Accordingly, this provision is not intended to apply to (1) claims arising under the Securities Exchange Act of 1934, as amended, for which federal courts have exclusive jurisdiction, and (2) claims arising under the Securities Act of 1933, as amended, for which federal and states courts have concurrent jurisdiction. In response to the Staff’s comment, we will add the following disclosure to the relevant risk factor in our 2020 Form 10-K to clarify that the forum selection provision in our certificate of incorporation will not apply to actions arising under the Exchange Act and Securities Act and we will include similar disclosure in other future filings, as applicable.

“The exclusive forum provision in the Company’s certificate of incorporation will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws including the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.”

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions or would like to discuss our response in this letter, please feel free to contact me at (617) 673-8125 at your earliest convenience.

Sincerely,

/s/ Elizabeth Boland

Elizabeth Boland

Chief Financial Officer

cc:	Stephen Kim, U.S. Securities and Exchange Commission

Lyn Shenk, U.S. Securities and Exchange Commission

Erin Jaskot, U.S. Securities and Exchange Commission

Laurie A. Cerveny, Morgan, Lewis & Bockius LLP

Exhibit 1 – Sample MD&A

Results of Operations

The following table sets forth statement of income data as a percentage of revenue for the three years ended December 31, 2019, 2018 and 2017 (in thousands, except percentages):

	Years Ended December 31,
	2019		2018		2017
Revenue	$2,062,017	100.0%	$1,903,182	100.0%	$1,740,905	100.0%
Cost of services	1,539,081	74.6%	1,429,927	75.1%	1,310,295	75.3%

Gross profit	522,936	25.4%	473,255	24.9%	430,610	24.7%
Selling, general and administrative expenses	221,496	10.7%	201,591	10.6%	188,939	10.8%
Amortization of intangible assets	33,621	1.7%	32,569	1.7%	32,561	1.9%
Other expenses	—	—%	—	—%	3,671	0.2%

Income from operations	267,819	13.0%	239,095	12.6%	205,439	11.8%
Interest expense—net	(45,154)	(2.2)%	(47,508)	(2.5)%	(44,039)	(2.5)%

Income before income tax	222,665	10.8%	191,587	10.1%	161,400	9.3%
Income tax expense (1)	(42,279)	(2.1)%	(33,606)	(1.8)%	(4,437)	(0.3)%

Net income	$180,386	8.7%	$157,981	8.3%	$156,963	9.0%

Adjusted EBITDA (2)	$394,857	19.1%	$357,081	18.8%	$323,585	18.6%

Adjusted income from operations (2)	$268,445	13.0%	$241,010	12.7%	$212,392	12.2%

Adjusted net income (2)	$216,604	10.5%	$189,537	10.0%	$162,167	9.3%

(1)

Income tax expense in 2017 includes a reduction of $22.3 million, primarily related to the adjustment to deferred taxes from the initial application of the Tax Act. See Note 11, Income Taxes, to the consolidated financial statements in Item 8 of this Annual Report for additional details.

(2)	Adjusted EBITDA, adjusted income from operations and adjusted net income are non-GAAP measures, which are reconciled to net income below under “Non-GAAP Financial Measures and Reconciliation.”

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Revenue. Revenue increased $158.8 million, or 8%, to $2.1 billion for the year ended December 31, 2019 from $1.9 billion for the prior year. ~~Revenue growth is primarily attributable to contributions from new and ramping child care and early education centers, expanded sales~~ The following table summarizes the revenue in each of our ~~back-up care and educational advisory services, typical annual tuition increases of 3% to 4%, and acquisitions.~~ segments for the years ended December 31, 2019 and 2018 (in thousands, except percentages):

	Years Ended December 31,
	2019		2018		Change 2019 vs. 2018
Full service center-based child care	$1,684,006	81.6%	$1,586,323	83.4%	$97,683	6.2%
Tuition	1,551,433	92.1%	1,457,299	91.9%	94,134	6.5%
Management fees and operating subsidies	132,573	7.9%	129,024	8.1%	3,549	2.8%
Back-up care	296,330	14.4%	245,498	12.9%	50,832	20.7%
Educational advisory services	81,681	4.0%	71,361	3.7%	10,320	14.5%

Revenue	$2,062,017	100.0%	$1,903,182	100.0%	$158,835	8.3%

Revenue generated by the full service center-based child care segment for the year ended December 31, 2019 increased by $97.7 million, or 6%, when compared to the prior year~~, due in part~~. Tuition revenue increased by $94.1 million, or 7%, due to overall enrollment increases of approximately 4% and annual tuition rate increases which average 3% to 4%, partially offset by center closings ~~and the~~. The effect of lower foreign currency exchange rates for our United Kingdom and Netherlands operations~~, which decreased revenue in the full service center-based child care segment~~ reduced 2019 tuition revenue by approximately 1%, ~~during the year~~, or $17.5 million. Management fees and operating subsidies from employer sponsors increased $3.5 million, or 3%, primarily due to price increases.

Revenue generated by back-up care services in the year ended December 31, 2019 increased by $50.8 million, or 21%, when compared to the prior year. Revenue growth in ~~the back-up care~~this segment is primarily attributable to ~~expanded sales,~~ increased utilization by existing customers and ~~contributions from~~, to a lesser extent, sales to new clients. In addition, a recent acquisition~~. Additionally, revenue~~ contributed $9.4 million to the growth in this segment in 2019.

Revenue generated by educational advisory services in the year ended December 31, 2019 increased by $10.3 million, or 15%, when compared to the prior year. Revenue growth in ~~the educational advisory services~~this segment is primarily attributable to ~~expanded sales,~~ increased utilization by existing customers and ~~contributions from~~, to a lesser extent, sales to new clients. In addition, a recent acquisition contributed $2.1 million to the growth in this segment in 2019.

Cost of Services. Cost of services increased $109.2 million, or 8%, to $1.5 billion for the year ended December 31, 2019 from $1.4 billion for the prior year.

Cost of services in the full service center-based child care segment increased $78.0 million~~, or 6%,~~ to $1.3 billion in the year ended December 31, 2019, or 6%, when compared to the prior year, which is generally consistent with revenue growth. Personnel costs increased 6% as a result of the enrollment growth at new and existing centers, routine wage and benefit cost increases, and labor costs associated with centers added since December 31, 2018. In addition, program supplies, materials, food and facilities costs, which typically represent the remaining approximately 30% of total cost of services for this segment, increased 6% in connection with the enrollment growth, certain technology investments in programs and services, and the incremental occupancy costs associated with centers added since December 31, 2018.

Cost of services in the back-up care segment increased $26.8 million~~, or 19%,~~ to $169.3 million for the year ended December 31, 2019, or 19%, when compared to the prior year, which represents leverage of 2% on the revenue growth. The increase is primarily due to personnel and ~~increased~~ care provider fees, which typically represent approximately 75% of total cost of services for this segment, associated with the increased utilization of services provided to the expanding customer base, as well as marketing and technology spending which supports our customer user experience, service delivery, and operating efficiency.

Cost of services in the educational advisory services segment increased by $4.3 million~~, or 13%,~~ to $38.3 million for the year ended December 31, 2019, or 13%, when compared to the prior year, which is broadly consistent with revenue growth. The increase is due to personnel and technology costs related to delivering services to the expanding customer base, as well as ongoing spending for systems to support the long-term growth of the segment.

Gross Profit. Gross profit increased $49.7 million, or 11%, to $522.9 million for the year ended December 31, 2019 from $473.3 million for the prior year. Gross profit margin was 25% of revenue for the year ended December 31, 2019, and increased approximately 1% compared to the year ended December 31, 2018. The increase in gross profit is primarily due to contributions from ~~new and acquired centers,~~ increased enrollment in our new centers as well as mature and ramping P&L centers, effective operating cost management, and expanded back-up care and educational advisory services.

Selling, General and Administrative Expenses. SGA increased $19.9 million, or 10%, to $221.5 million for the year ended December 31, 2019 compared to $201.6 million for 2018. SGA was 11% of revenue for the year ended December 31, 2019, which is consistent with the prior year. SGA increased over the comparable 2018 period due to increases in personnel costs, including annual wage increases, and continued technology spending.

Amortization of Intangible Assets. Amortization expense on intangible assets was $33.6 million for the year ended December 31, 2019, an increase from $32.6 million in the prior year, due to increases in amortization from the acquisitions completed in 2018 and 2019, partially offset by decreases from certain intangible assets becoming fully amortized during the period. We do not expect significant changes in amortization expense in 2020. See Note 5, Goodwill and Intangible Assets, to the consolidated financial statements in Item 8 of this Annual Report for additional details.

Income from Operations. Income from operations increased by $28.7 million, or 12%, to $267.8 million for the year ended December 31, 2019 when compared to the prior year. ~~Income~~The following table summarizes income from operations ~~was 13%~~and percentage of revenue for each segment for the ~~year~~years ended December 31, 2019~~, and increased approximately 1% compared to the year ended December 31,~~ and 2018~~.~~ (in thousands, except percentages):

	Years Ended December 31,
	2019		2018		Change 2019 vs. 2018
Full service center-based child care	$166,011	9.9%	$152,006	9.6%	$14,005	9.2%
Back-up care	80,394	27.1%	68,462	27.9%	11,932	17.4%
Educational advisory services	21,414	26.2%	18,627	26.1%	2,787	15.0%

Income from operations	$267,819	13.0%	$239,095	12.6%	$28,724	12.0%

The increase in income from operations was due to the following:

•

Income from operations for the full service center-based child care segment increased $14.0 million~~, or 9%,~~ to $166.0 million for the year ended December 31, 2019, or 9%, when compared to the same period in 2018. Results for the year ended December 31, 2018 included $1.3 million of transaction costs associated with an amendment to our credit agreement and a secondary offering. After taking these charges into account, income from operations increased $12.7 million in 2019, or 8%, over the prior year primarily due to tuition increases and enrollment gains over the prior year, contributions from new centers that have been added since December 31, 2018, and effective cost management, partially offset by the costs incurred during the pre-opening and ramp-up of certain new lease/consortium centers opened during 2018 and 2019, and the incremental costs associated with technology investments in our centers. In addition, lower foreign currency exchange rates for our operations in the United Kingdom and Netherlands operations decreased income from operations in the full service segment by approximately 1%, or $1.5 million, for the year ended December 31, 2019.

•

Income from operations for the back-up care segment increased $11.9 million~~, or 17%,~~ to $80.4 million for the year ended December 31, 2019, or 17%, when compared to the same period in 2018 due to the expanding revenue base partially offset by investments in technology to support our customer user experience, service delivery and operating efficiency, and increased care provider fees associated with the ~~incremental revenue~~increased utilization of back-up services.

•

Income from operations for the educational advisory services segment increased $2.8 million~~, or 15%,~~ to $21.4 million for the year ended December 31, 2019, or 15%, when compared to the same period in 2018 due to contributions from the expanding revenue base.

Net Interest Expense. Net interest expense decreased to $45.2 million for the year ended December 31, 2019 from $47.5 million for the year ended December 31, 2018, due to decreased borrowings on our revolving credit facility. Including the effects of the interest rate swap arrangements, the weighted average interest rate for the term loans and revolving credit facility was 3.89% for the year ended December 31, 2019, which is consistent with the prior year.

Income Tax Expense. We recorded income tax expense of $42.3 million during the year ended December 31, 2019, at an effective income tax rate of 19%, compared to income tax expense of $33.6 million, at an effective income tax rate of 18%, during the prior year. The difference between the effective income tax rates as compared to the statutory income tax rates is primarily due to the effects of excess tax benefits associated with the exercise of stock options and vesting of restricted stock. The excess tax benefits reduced income tax expense by $13.9 million in 2019, compared to $12.1 million in the same 2018 period, due to higher volume of equity transactions. The effective income tax rate would have approximated 25% and 26% for the years ended December 31, 2019 and 2018, respectively, prior to the inclusion of the excess tax benefit from stock-based compensation.

Adjusted EBITDA and Adjusted Income from Operations. Adjusted EBITDA and adjusted income from operations increased $37.8 million, or 11%, and $27.4 million, or 11%, respectively, for the year ended December 31, 2019 over the comparable period in 2018 primarily as a result of the increase in gross profit due to additional contributions from full-service centers, including the impact of ~~new and acquired~~ centers added since December 31, 2018, as well as the growth in back-up care and educational advisory services.

Adjusted Net Income. Adjusted net income increased $27.1 million, or 14%, for the year ended December 31, 2019 when compared to the same period in 2018 primarily due to the expanded income from operations.

Exhibit 2 – Sample Revenue Recognition Policy

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company generates revenue from services based on the nature of the promise and the consideration specified in contracts with customers. At contract inception, the Company assesses the services promised in the contract and identifies each distinct performance obligation. The transaction price of a contract is allocated to each distinct performance obligation using the relative stand-alone selling price and recognized as revenue when, or as, control of the service is passed to the customer. The application of these policies to the services provided by each of the Company’s segments is discussed below.

Full Service Center-Based Child Care

The Company’s full service center-based child care includes traditional center-based child care and early education, preschool, and elementary education. The Company provides its center-based child care services under two principal business models: (1) a cost-plus model, where the Company is paid a fee by an employer client for managing a child care center on a cost-plus basis, and (2) a profit and loss (“P&L”) model, where the Company assumes the financial risk of operating a child care center and provides care on either an exclusive or priority enrollment basis to the employees of an employer sponsor, as well as to families in the surrounding community. In both the cost-plus and sponsor P&L models, the employer sponsor retains responsibility for the development of a new child care center (which is generally owned or leased by the sponsor), as well as ongoing maintenance and repairs. In addition, employer sponsors typically provide subsidies for the ongoing provision of child care services for their employees. Under all model types, the Company retains responsibility for all aspects of operating the child care center, including the hiring and paying of employees, contracting with vendors, purchasing supplies, and collecting tuition and related accounts receivable.

Revenue generated from full service center-based child care services is primarily comprised of monthly tuition paid by parents. Tuition is determined based on the age of the child, the child’s attendance schedule, and geographic location of the facility. The full-service child care offering provided to parents represents a series of distinct services that are substantially the same and have the same pattern of transfer to the customer over time, which transfers daily. The tuition paid by parents is recognized on a daily basis, but for convenience is recorded on a monthly basis.

The Company enters into contracts with employer sponsors to manage and operate their child care and early education centers for a management fee, or to provide child care services to their employees on an exclusive or priority basis. These arrangements generally have a contractual term of three to ten years with varying terms and renewal and cancellation options, and may also include operating subsidies paid either in lieu of or to supplement parent tuition. The management fee included in contracts with employer sponsors is typically a monthly amount, and generally includes an annual escalator that is intended to reflect expected future cost increases. Annual escalators are generally stated as a percentage or as a reference to a consumer price index. The contracts also generally include a termination right with a notice period. The Company allocates revenue for contracts with an accounting term in excess of one year to the applicable contract year based on the rates applicable for that annual period, which is commensurate with the expected increases to the cost of providing the service, the Company’s standard pricing practices, as well as the overall allocation objective described in the guidance. Services provided to the employer sponsor represent a series of distinct services that are substantially the same and have the same pattern of transfer to the customer over time, which transfers daily. Fees paid by the employer sponsor are recognized on a daily basis, but for convenience is recorded on a monthly basis (i.e. the same monthly amount within the contract year using the time elapsed method).

Certain arrangements provide that the employer sponsor pay operating subsidies in lieu of, or to supplement, parent tuition. The employer subsidy for cost-plus managed centers, which consists of variable consideration, is typically calculated as the difference between parent tuition revenue and the operating costs for the center for each respective month and is recognized as revenue in the month the services are provided. The variable consideration relates specifically to efforts to transfer each distinct daily service and the allocation of the consideration earned to that distinct day in which those activities are performed is consistent with the overall allocation objective.

1

Back-Up Care Services

Back-up care services consist of center-based back-up child care, in-home child and adult/elder dependent care, and self-sourced reimbursed care. The Company provides back-up care services through the Company’s child care centers and in-home care providers, as well as through the back-up care network. Bright Horizons back-up care offers access to a contracted network of in-home service agencies and center-based providers in locations where the Company does not otherwise have in-home care providers or centers with available capacity. Self-sourced reimbursed care is a reimbursement program for clients to utilize in emergency-type situations to provide payments to their employees.

Back-up care revenue is primarily comprised of fixed and variable consideration paid by employer sponsors, and, to a lesser extent, co-payments collected from users at the point of service. These arrangements generally have contractual terms of three years with varying terms and renewal and cancellation options. Fees for back-up care services are typically determined based on the number of back-up uses purchased, which may be fixed based on a specified number of uses or variable fees paid per use, and are generally billed monthly as services are rendered or in advance. Revenue for back-up care services is recognized over time as the services are performed and is recognized in the month the back-up services are provided. Allocation of the consideration earned as the service is performed is consistent with the overall allocation objective. Revenue for self-sourced care is based on a fee earned for each payment processed (i.e. on a net basis as the Company is acting as an agent for the payment of the self-sourced care reimbursement from clients to their employees) and is recognized in the month the payments are processed.

Educational Advisory and Other Services

The Company’s educational advisory services consist of tuition assistance and student loan repayment program administration, workforce education, and related educational consulting services (“EdAssist Solutions”), and college admissions advisory services (“College Coach”). Educational advisory services revenue is primarily comprised of fixed and variable fees paid by employer clients for program management, coaching, and subscription of content, and, to a lesser extent, retail fees collected from users at the point of service. These arrangements generally have contractual terms of one to three years with varying terms and renewal and cancellation options. Fees for educational advisory services are determined based on the expected number of program participants and the services selected, and are generally billed in advance. Revenue for EdAssist Solutions is recognized on a straight-line basis using the time-elapsed method over the contract term with additional charges recognized in the month the additional services are provided consistent with the overall allocation objective. Revenue for College Coach is recognized over the contract term as college admissions advisory services are provided and customers receive the benefit.

Other services consist of the Sittercity business, an online marketplace for families and caregivers. Revenue is primarily generated from subscriptions, comprised of fixed fees for the subscription period, and, to a lesser extent, variable transaction fees collected from users at the point of service. Subscription fees are recognized on a straight-line basis using the time-elapsed method over the contract term, and variable transaction fees earned are allocated to that distinct transaction consistent with the overall allocation objective.

Deferred Revenue

The Company’s payment terms vary by the type of services offered. Tuition collected from parents is typically billed and collected monthly in advance. Fees collected from employer sponsors may be billed annually or quarterly in advance or may be billed monthly in arrears. The Company’s standard payment terms generally align with the timing of the services performed and do not include a financing component. The Company records deferred revenue when payments are received in advance of the Company’s performance under the contract, which is recognized as revenue as the performance obligation is satisfied. The Company has the unconditional right to consideration as it satisfies the performance obligations, therefore no contractual assets are recognized.

Significant Judgments and Estimates

The Company generally does not have significant judgments or estimates that significantly affect the determination of the amount, the allocation of the transaction price to performance obligations, or timing of revenue from contracts with customers. The nature of the Company’s services does not require significant judgment or estimates to determine when control transfers to the customer. Based on past practices and customer specific circumstances, the Company occasionally may grant concessions that impact the total transaction price. If the transaction price may be subject to adjustment, significant judgment may be required to ensure that it is probable that significant reversal in the amount of cumulative revenue recognized will not occur. As of December 31, 2019 and 2018, there were no material estimates related to the constraint of cumulative revenue recognized.

2